Exhibit 99.1

PowerBank Corporation Receives Additional 180-day Compliance Period from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

Toronto, Ontario, October 1, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a vertically integrated independent North American energy company, today announced that it has received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-day period, or until March 28, 2027, to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company satisfies the continued listing requirement for market value of publicly held shares and all other applicable listing requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement.

The notification has no immediate effect on the listing or trading of the Company’s Common Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “PBK”. If, at any time during the additional compliance period, the closing bid price of the Company’s Common Shares is at least US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance, and the matter will be closed.

As previously disclosed, the Company received an initial notification from Nasdaq indicating that it was not in compliance with the minimum bid price requirement and was provided an initial 180-day compliance period through September 29, 2026. In connection with its request for an additional compliance period, the Company applied to transfer the listing of its Common Shares from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer was approved by Nasdaq on September 30, 2026, 2026 and became effective on October 1, 2026.

The Company intends to continue monitoring the closing bid price of its Common Shares between now and March 28, 2027, and will evaluate all available options during the second compliance period to rectify the deficiency and regain compliance with the minimum bid price requirement. The Company’s Common Shares will continue to be listed and traded on the Nasdaq Capital Market during this period.

ASDP

The Company announces that effective as of October 2, 2026, certain of the Company’s directors, officers and consultants will establish an automatic securities disposition plan (“ASDP”) in accordance with applicable United States and Canadian securities legislation and the Company’s trading policies. The ASDP will allow for the sale of common shares of the Company (“Shares”), including those to be issued upon the exercise or settlement of equity-based compensation arrangements or those issued in settlement of fees, at prevailing market prices with specific daily volume limits designed to mitigate potential impacts on the share price. Sales are authorized to begin the later of (i) 90 days following the adoption or modification of this ASDP or (ii) two business days following the disclosure in certain periodic reports of the Company’s financial results for the fiscal quarter in which this ASDP was adopted or modified (not to exceed 120 days following the adoption or modification of this ASDP).

Under United States and Canadian securities laws and the Company’s trading policies, insiders of PowerBank are subject to limits on their ability to sell shares in the Company. ASDPs address this issue by permitting trades to be made in accordance with pre-arranged instructions given when executives are not in possession of any material undisclosed information. Canadian securities laws permit insiders to adopt ASDPs to sell, donate or otherwise transfer shares in the future in accordance with the pre-arranged terms of their ASDP, on an automatic basis, regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP.

Sales of Shares under the ASDP will be executed by an independent securities broker in accordance with the trading parameters, price and volume limits and other instructions set out in the ASDP. The ASDP prohibits the broker administering such ASDP from consulting with any of the participants regarding any sales under the ASDP and prohibits the participants from disclosing to the broker any information concerning the Company that might influence the execution of the ASDP. The ASDP has been authorized and established in the form approved by the Board of Directors of the Company and contains meaningful restrictions on the ability of the participants to amend, suspend or terminate the applicable ASDP.

Dispositions by participants under the ASDP will be reported in accordance with applicable securities laws. Each such filing will bear a notation to advise readers that the disposition is related to an ASDP. Information regarding each ASDP and transactions thereunder, as the case may be, may be accessed on SEDI at www.sedi.ca.

The participants in the ASDP are Dr. Richard Lu, Chief Executive Officer; Matthew Wayrynen, Executive Chairman; Andrew van Doorn, President and Chief Operating Officer; Paul Sparkes, Director; and Olen Aasen, General Counsel.

This announcement is made pursuant to the recommended practices set forth in Staff Notice 55-317 – Automatic Securities Disposition Plans of the Canadian Securities Administrators and will be available under the Company’s SEDAR profile at www.SEDAR.ca.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of almost one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; that the Company is able to satisfy compliance with Nasdaq listing rules, including the Minimum Bid Price Rule; the Company’s growth strategies; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; the Company is able to satisfy compliance with Nasdaq listing rules, including the Minimum Bid Price Rule; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; that the procurement of transformers is sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; that the procurement of transformers is determined to not be sufficient to safe harbor the Company’s projects in order for the Projects to remain eligible for the United States Investment Tax Credits; that the Company is unable to satisfy compliance with Nasdaq listing rules, including the Minimum Bid Price Rule; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation